5 November 2026

The Board of Directors

CDT Equity Inc. (the “Company”)

4851 Tamiami Trail North, Suite 200

Naples, FL 34103

OPEN CORRESPONDENCE

Re: CDT Equity Inc. Directors’ Response to Share Price and Discount to Assets or Corvus’ Intention to Take Company Private at $2.00 per share

Dear Directors,

Through my own shareholding and beneficial ownership of Corvus Capital Limited and Manoira Limited, I write as CDT Equity Inc.’s (“the Company”) largest shareholder,. As at 23 October 2026, this represented 2,064,698 shares of common stock, approximately 22.15% of the shares outstanding, having increased my shareholding in October.

In addition, Corvus owns approximately 43% of the issued share capital of Sarborg Limited (“Sarborg”), the Company’s principal asset, having most recently acquired Sarborg shares at $125,000 per share.

Furthermore, I served as the Company’s Chief Executive Officer until 31 August 2026, and I am now Chief Executive Officer of Sarborg. As I have an interest in both the Company and its principal asset, being its shareholding in Sarborg and I recognize that any transaction involving myself or Corvus must be considered and negotiated by the Company’s independent directors and their own advisers.

My purpose in writing is simple: the Company’s shares trade at a fraction of the value of assets that the Company owns. That gap continues to widen and Corvus believes that the Board can and should act to reduce it for all shareholders.

The value gap

The Company’s most recent quarterly report shows stockholders’ equity of approximately $103 million at 30 June 2026. The principal asset is the Company’s holding of 1,290 shares in Sarborg, approximately 22.7% of Sarborg, acquired for total consideration of approximately $123 million and carried under the equity method. Based on the last investment price per share in Sarborg, that holding is now worth approximately $161 million.

Against this, the Company’s shares closed at $1.018 on November 4, 2026, with a market capitalisation of approximately $1.036M based on 1,017,864 shares outstanding. All figures are based on a post-reverse split basis as announced by the Company on November 4, 2026.

I believe the following to be true of the Company’s position:

1.	The Company’s cash position and the going-concern qualification in its accounts leave it dependent on continuous equity issuance to raise capital.

2.	At-the-market issuance at a fraction of net asset value, together with multiple reverse splits to maintain Nasdaq-compliance, continues to dilute existing shareholders of the Company and therefore implicitly undermine the value of Sarborg.

3. There is currently an absence of any route by which the Company’s shareholders can realise the value of their Sarborg holding.

I believe Sarborg is worth at least the price the Company has recently paid and I also believe that shareholders should not be left holding an asset the market does not recognise while the Company’s own financing erodes their share of it.

In the absence of a proposal from the Board to address these concerns, cement a license deal, develop its Pharmaceutical assets or further address a significant enhancement to shareholder value, Corvus intends to make a proposal to acquire the entire issued share capital of CDT Equity Inc. at a price of $2.00 per share, representing a 96.3% premium to the Closing Price on November 4, 2026.

In conclusion

I ask the following of the Board:

1.	To suspend the at-the-market programme pending the Board’s consideration of this letter, so that the discount is not widened further while the Board deliberates.

2.	To form a committee of independent directors, with its own counsel and financial adviser, to evaluate the routes above and any alternatives the Board identifies.

3.	To strengthen independent oversight by appointing at least one additional independent director.

4.	To respond in writing within 5 days of the date of this letter,

Disclosure

To ensure that all shareholders have the same information and in accordance with the Company’s obligations under the Nasdaq listing rules and applicable securities laws, Corvus asks that the Board fully discloses this letter promptly.

Important notice

This letter is an expression of Corvus’s views and of its willingness to engage. It does not constitute an offer, a tender offer, or a solicitation of an offer to buy or sell any securities, and it is not a solicitation of proxies or consents. It creates no legally binding obligation on Corvus or the Company. Any transaction would be subject to due diligence, definitive documentation, the recommendation of the Company’s independent directors, any required shareholder, Sarborg and regulatory approvals, and compliance with applicable securities laws, including any required filings with the U.S. Securities and Exchange Commission. Corvus reserves all of its rights.

Corvus looks forward to the Board’s response and to working constructively with the independent directors.

Yours faithfully,

/s/ Andrew Regan

Dr Andrew Regan

ar@corvus.com